UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

13 November 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

U.S. Well Services, LLC

File No. 333-184491 -- CF# 28677

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U.S. Well Services, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on October 18, 2012.

Based on representations by U.S. Well Services, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through April 12, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel